Filed Pursuant to Rule 424(b)(3)

Registration No. 333-150655

PROSPECTUS SUPPLEMENT

(to prospectus dated September 12, 2011 and the prospectus supplements dated October 6, 2011, October 14, 2011, December 9, 2011 and December 19, 2011)

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 12, 2011 and the prospectus supplements dated October 6, 2011, October 14, 2011, December 9, 2011 and December 19, 2011.

See the “Risk Factors” section beginning on page 5 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is January 10, 2012.

Second Quarter Financial Results

Net sales during the second quarter of fiscal year 2012 increased 4% to $725.1 million compared to net sales during the second quarter of fiscal year 2011 of $698.3 million.

On a reported basis, operating income was $103.8 million during the second quarter of fiscal year 2012, compared to operating income of $105.8 million during the second quarter of fiscal year 2011.

Interest expense was $120.8 million during the second quarter of fiscal year 2012, compared to $122.9 million during the second quarter of the prior year, principally due to lower average interest rates on the Company’s term loan facilities.

On a reported basis, cash flow from operations totaled $10.7 million for the second quarter of fiscal year 2012, reflecting $191.7 million of cash interest paid in the quarter.

The Company’s reported gross debt was $5.921 billion as of November 30, 2011.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators and softgoods and bracing; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three months and six months ended November 30, 2011 and 2010 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles (“GAAP”) in the United States and reflects purchase accounting adjustments related to the Merger referenced below.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation. Such reclassifications were limited to net sales information by product category. The current presentation aligns with how the Company presently reports sales and markets its products.

The Merger

Biomet, Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., which we refer to in this press release as the “Merger”, on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Capital.

Biomet, Inc.

Product Net Sales

Three Month Period Ended November 30, 2011 and November 30, 2010

(in millions, except percentages, unaudited)

	Three Months Ended November 30, 2011	Three Months Ended November 30, 2011	Reported Growth %
Large Joint Reconstructive	$442.3	$422.8	5%
Sports, Extremities, Trauma (S.E.T.)	85.4	75.7	13%
Spine & Bone Healing	77.3	81.2	(5	) %
Dental	73.6	71.7	3%
Other	46.5	46.9	(1	) %

Net Sales	$725.1	$698.3	4%

Biomet, Inc.

Product Net Sales

Six Month Period Ended November 30, 2011 and November 30, 2010

(in millions, except percentages, unaudited)

	Six Months Ended November 30, 2011	Six Months Ended November 30, 2011	Reported Growth %
Large Joint Reconstructive	$839.3	$802.5	5%
Sports, Extremities, Trauma (S.E.T.)	165.5	147.8	12%
Spine & Bone Healing	153.4	165.9	(8	) %
Dental	132.9	128.3	4%
Other	98.6	94.5	5%

Net Sales	$1,389.7	$1,339.0	4%

Bioment, Inc.

Geographic Net Sales Percentage Summary

Three Month Period Ended November 30, 2011 and November 30, 2010

(in millions, except percentages, unaudited)

	Three Months Ended November 30, 2011	Three Months Ended November 30, 2010	Reported Growth %
Geographic Sales:
United States	$426.3	$416.9	2%
Europe	195.1	188.8	3%
International	103.7	92.6	12%

Net Sales	$725.1	$698.3	4%

Biomet, Inc.

Geographic Net Sales Percentage Summary

Six Month Period Ended November 30, 2011 and November 30, 2010

(in millions, except percentages, unaudited)

	Six Months Ended November 30, 2011	Six Months Ended November 30, 2010	Reported Growth %
Geographic Sales:
United States	$841.0	$836.0	1%
Europe	343.6	326.0	5%
International	205.1	177.0	15%

Net Sales	$1,389.7	$1,339.0	4%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, except percentages, unaudited)

	Three Months Ended November 30, 2011	Three Months Ended November 30, 2010

Net sales	$725.1	$698.3
Cost of sales	234.9	207.5

Gross profit	490.2	490.8
Gross profit percentage	67.6%	70.3%

Selling, general and administrative expense	270.9	260.6
Research and development expense	31.1	29.6
Amortization	84.4	94.8

Operating income	103.8	105.8
Percentage of Net Sales	14.3%	15.2%

Other (income) expense	4.9	(3.9)
Interest expense	120.8	122.9

Loss before income taxes	(21.9)	(13.2)

Benefit from income taxes	(7.9)	(5.6)

Tax rate	36.1%	42.4%

Net loss	$(14.0)	$(7.6)

Percentage of Net Sales	-1.9%	-1.1%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, except percentages, unaudited)

	Six Months Ended November 30, 2011	Six Months Ended November 30, 2010

Net sales	$1,389.7	$1,339.0
Cost of sales	450.2	401.5

Gross profit	939.5	937.5
Gross profit percentage	67.6%	70.0%

Selling, general and administrative expense	532.5	512.5
Research and development expense	63.1	59.5
Amortization	167.4	190.0

Operating income	176.5	175.5
Percentage of Net Sales	12.7%	13.1%

Other (income) expense	12.1	(5.7)
Interest expense	246.2	249.7

Loss before income taxes	(81.8)	(68.5)

Benefit from income taxes	(28.6)	(43.1)

Tax rate	35.0%	62.9%

Net loss	$(53.2)	$(25.4)

Percentage of Net Sales	-3.8%	-1.9%

Biomet, Inc.

Condensed Consolidated Balance Sheets

(in millions, unaudited)

	(Preliminary) November 30, 2011	May 31, 2011
Assets
Cash and cash equivalents	$383.9	$327.8
Accounts receivable, net	495.8	480.1
Income tax receivable	3.7	5.4
Short-term investments	6.6	41.4
Inventories	561.8	582.5
Current deferred income taxes	71.0	71.5
Prepaid expenses and other	104.3	109.7
Property, plant and equipment, net	596.2	638.4
Intangible assets, net	4,339.7	4,534.4
Goodwill	4,429.8	4,470.1
Other assets	80.1	95.7

Total Assets	$11,072.9	$11,357.0

Liabilities and Shareholder’s Equity
Current liabilities, excluding debt	$465.2	$502.0
Current portion of long-term debt	36.5	37.4
Long-term debt, net of current portion	5,884.9	5,982.9
Deferred income taxes, long-term	1,396.1	1,487.6
Other long-term liabilities	191.3	172.0
Shareholder’s equity	3,098.9	3,175.1

Total Liabilities and Shareholder’s Equity	$11,072.9	$11,357.0

Biomet, Inc.

Consolidated Statement of Cash Flows

(in millions, unaudited)

Fiscal 2012
(Preliminary) Six Months Ended November 30, 2011
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	$(53.2)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	261.5
Amortization of deferred financing costs	5.5
Stock-based compensation expense	8.7
Recovery of doubtful accounts receivable	(2.5)
Loss on impairment of investments	16.5
Property, plant and equipment impairment charge	0.4
Provision for inventory obsolescence	3.8
Deferred income taxes	(87.6)
Other	1.8
Changes in operating assets and liabilities:
Accounts receivable	(37.9)
Inventories	1.4
Prepaid expenses	2.0
Accounts payable	6.2
Income taxes	17.8
Accrued interest	(5.4)
Accrued expenses and other	(5.2)

Net cash provided by operating activities	133.8

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	33.7
Purchases of investments	(0.2)
Net proceeds from sale of property and equipment	13.1
Capital expenditures	(81.2)
Acquisitions, net of cash acquired	(14.4)

Net cash used in investing activities	(49.0)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Payments under European facilties	(0.8)
Payments under senior secured credit facilities	(18.0)
Equity:
Repurchase of LVB Acquisition, Inc. shares	(1.1)

Net cash used in financing activities	(19.9)
Effect of exchange rate changes on cash	(8.8)

Increase (decrease) in cash and cash equivalents	56.1
Cash and cash equivalents, beginning of period	327.8

Cash and cash equivalents, end of period	$383.9

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$246.7

Income taxes	$36.8

Biomet, Inc.

Consolidated Statement of Cash Flows

(in millions, unaudited)

Fiscal 2011
Six Months Ended November 30, 2010
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	$(25.4)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	276.2
Amortization of deferred financing costs	5.7
Stock-based compensation expense	9.4
Recovery of doubtful accounts receivable	(1.6)
Gain on sale of investments	(2.6)
Provision for inventory obsolescence	7.0
Deferred income taxes	(54.4)
Other	(17.7)
Changes in operating assets and liabilities:
Accounts receivable	(1.5)
Inventories	(51.5)
Prepaid expenses	(1.7)
Accounts payable	2.4
Income taxes	7.2
Accrued interest	(6.6)
Accrued expenses and other	6.5

Net cash provided by operating activities	151.4

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	11.7
Net proceeds from sale of property and equipment	4.8
Capital expenditures	(88.8)
Acquisitions, net of cash acquired	(16.4)

Net cash used in investing activities	(88.7)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Proceeds under European facilities	0.1
Payments under European facilities	(1.1)
Payments under senior secured credit facilities	(17.2)
Repurchases of senior notes	(11.2)
Equity:
Repurchase of LVB Acquisition, Inc. shares	(1.0)

Net cash used in financing activities	(30.4)
Effect of exchange rate changes on cash	7.2

Increase (decrease) in cash and cash equivalents	39.5
Cash and cash equivalents, beginning of period	189.1

Cash and cash equivalents, end of period	$228.6

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$250.8

Income taxes	$17.7